MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month periods ended March 31, 2015

Dated: May 25, 2015

CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED MARCH 31, 2015

The following management’s discussion and analysis (“MD&A”), prepared as of May 25, 2015, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the years ended June 30, 2014, and 2013, and the unaudited condensed interim consolidated financial statements and notes thereto, prepared in accordance with IFRS as issued by IASB for the three and nine month periods ended March 31, 2015. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by or on behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from these expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-Looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Assumptions underlying our expectations regarding forward-looking statements, or information contained in this Management Discussion and Analysis, include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Market and industry context

During the last year, the decrease in the gold price has created considerable strain in the precious metals mining and exploration sectors. Several gold mining producers ceased operations, and many projects have been postponed or cancelled because of low gold prices. Mining companies have seen their market capitalizations dramatically reduced. Significant financings for exploration and development are rare.

During this difficult period of time for the industry, Clifton has succeeded in completing a Preliminary Economic Assessment (“PEA”) and the Prefeasibility Study (“PFS”) of the Duparquet Project. Unfortunately, it has become clear that the option price was substantially higher than the value of the 90% interest that Clifton did not own. As the optionors were not willing to extend payment dates or make changes to the acquisition terms, Clifton decided to drop its option to earn an additional 90% interest. As a result of dropping its option on December 1st, 2014, and the receipt of an additional $11 million in cash (see below), Clifton is now evaluating new opportunities in the mining sector.

Q3 - 2015 highlights

During the third quarter, the main activities and events include the following:

1.

Settlement agreement of the legal proceedings against Osisko in the amount of $5.27 million.

2.

Issuance of 9,545,572 common shares of the Company at a price of $0.60 per share, for total proceeds of $5.73 million (under two separate non-brokered private placements). These resulted in Yamana Gold Inc. and Agnico Eagle Mines Limited each owning 9.9% of the share capital of the Company.

3.

Evaluation of more than 20 junior exploration/development companies for potential investments, acquisitions, mergers, partnerships, etc.

Overview

The Company’s current focus is on gold exploration, but it also has other precious and base metal projects in Quebec. Clifton was advancing a large gold project (the “Duparquet Project”) that is located in the province of Quebec. Unfortunately, it became clear that the cumulative option payments were substantially higher than the value of the additional 90% that could be earned by Clifton. Since the optionors were unwilling to extend payment dates or make changes to the acquisition terms, Clifton decided to drop its option to earn an additional 90% interest. The Company still retains a 10% indirect interest in the Duparquet Project via its 10% holding in the issued and outstanding shares of the optionor companies.

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property of the Duparquet Project. The property is comprised of 18 mineral claims, totalling 293 hectares, located in the Duparquet Township, Quebec. The option is being reconsidered in light of the future payment obligation to complete the acquisition.

Central Duparquet Property

Third NI 43-101 Resource estimate for the Central Duparquet Property (June 28, 2013)

During the summer of 2013, a new resource estimate was prepared by InnovExplo, including additional drilling results. The database includes the drilling and assay results up to the cut-off date of May 6, 2013. InnovExplo has estimated the resources for the Central Duparquet Property as follows:

In Pit	Cut-Off	Tonnes (t)	Grade (g/t Au)	Au (oz)
Indicated Resource	0.45 g/t Au	1,164,800	2.53	94,864
Inferred Resources	0.45 g/t Au	498,000	2.22	35,471

Underground	Cut-Off	Tonnes (t)	Grade (g/t Au)	Au (oz)
Indicated Resource	2.00 g/t Au	4,600	2.57	380
Inferred Resources	2.00 g/t Au	721,800	3.17	73,465

Duquesne Gold Mines Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur over $4,000,000, before the fourth anniversary, in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Clifton subsequently earned its 100% in Duquesne in 2010. Duquesne was a private Canadian mineral exploration company which owned fifty-five mineral claims and one mining concession located in Destor Township, Quebec, together known as the Duquesne Gold Project.

NI 43-101 Resource estimate for the Duquesne Property

(July 2011)

Genivar completed an NI 43-101 Technical Report on the Duquesne Property in the summer of 2011, and has estimated the total resources for the Duquesne Project as follows:

NI 43-101 Resources	Report	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
Duquesne Property Contained Gold Ounces	Genivar July 2011		1.86 Mt at 3.33 g/t 199,161 Oz.	1.56 Mt at 5.58 g/t 280,643 Oz.	1.0 g/t

Exploration and evaluation assets

The exploration and evaluation assets for the three months to March 31st, 2015, and the respective totals to date, are summarized below.

	Duparquet Project (1)	Others	Total	Duparquet Project	Others	Total
	Three months	Three months	Three months
	ended March 31, 2015			Costs To Date as of March 31, 2015
Acquisition costs	$ -	$ -	$ -	$ 12,797,400	$ 3,110,485	$ 15,907,885
Deferred exploration costs	-	47,331	47,331	28,273,609	6,814,270	35,087,879
Recoveries	-	(12,744)	(12,744)	(6,737,387)	(1,024,068)	(7,761,455)
Total Acquisition and net deferred exploration costs	-	34,587	34,587	34,333,622	8,900,687	43,234,309
Write-down of exploration and evaluation assets	-	-	-	(32,808,622)	(7,847,173)	(40,655,795)
Reclassification to investments	-	-	-	(1,000,000)	-	(1,000,000)
Total exploration and evaluation assets	$-	$34,587	$34,587	$525,000	$1,053,514	$1,578,514

(1) Duparquet Project includes : Beattie, Donchester, Dumico & Central Duparquet Properties.

Exploration properties and commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights, and 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above named optionors. As of March 31, 2015, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements, and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681 and 100,000 shares to 2588111.

As of December 1st, 2014, the Company has terminated its direct involvement in the exploration activities in these properties and has recorded an associated write-down of $31.5M, leaving a net realization value of $1.0M for the Company’s 10% interest in the issued and outstanding shares of the optionors. Under IFRS, the write-down could be reversed, if justified.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 were incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. On March 2, 2015, the Company announced that a settlement agreement was reached in the amount of $5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, without any admission of liability by Osisko (now Canadian Malartic Corporation).

Concurrently, under two separate non-brokered private placements, each of Yamana Gold Inc. and Agnico Eagle Mines Limited have agreed to subscribe for 4,772,786 common shares of the Company at a price of $0.60 per share, for a total proceed of $5.73 million.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009, and must pay an additional $1.9 million by June 15, 2015.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months. The option is being reconsidered in light of the future payment obligation of $1.9 million by June 15, 2015, to complete the acquisition.

As the Central Duparquet property was part of the Duparquet project, the Company has recorded a write-down of $1.3M on the property, leaving a value of $525,000 which represents the net realization value of the 100% interest owned by the Company in the Central Duparquet property. Under IFRS, the write-down could be reversed, if justified.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur over $4,000,000, before the fourth anniversary, in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty-five mineral claims and one mining concession located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company was required upon certain conditions to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totalling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Geophysical work, consisting of IP surveying was carried out on the Duquesne property in 2012 and 2013. During 2014, the Company completed a surface rock sampling program on the property.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the price of gold, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company has decided to record a write-down of $7.4M on the exploration and evaluation assets incurred on this project, leaving a value of $1,000,000, which represents the net realization value of the 100% interest owned by the Company in the Duquesne property. Under IFRS, the write-down could be reversed, if justified.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

The Company has performed drilling and geophysical activities between 2011 and 2014.

As the Hunter property was part of the Option Agreements that were terminated on December 1, 2014, the Company has recorded a write-down of $0.4M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The company has performed drilling activities in 2011.

As the Cat Lake property was part of the Option Agreements that were terminated on December 1, 2014, the Company has recorded a write-down of $0.06M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Roquemaure Property

The Roquemaure Property is located approximately 12 km to the northwest of the town of Duparquet and is composed of 40 mining claims covering 2,271 hectares with a base metals potential. The claims were staked by Clifton Star Resources in June and July of 2014. The property is wholly owned by Clifton Star and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the N-NE of the city of Val d’Or in Franquet and Quevillon townships. It presents a base metals and gold potentials.

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property has a gold potential. The property is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

Morris Property

The Morris Property is composed of 40 contiguous claims covering a total area of 2,218 hectares, which are wholly owned by the Company. The property is located approximately 25 km to the east of the town of Matagami in Morris Township (QC). The property has a base metals potential.

Qualified Person

Louis C. Martin, Vice President Exploration of Clifton, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ), and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

History of exploration activities

Between 1933 and 1956, there were two operating gold mines in the Duparquet area, as well as a processing facility on the Beattie property. Approximately 1,117,000 oz of gold were produced from the Beattie Mine, and 183,000 oz from the Donchester Mine. The Duquesne Mine property has produced 62,387 oz of gold from 1949-52 and 1990-91.

The drill programs on the Central Duparquet and Duquesne properties, for the calendar years 2003 to 2013, consisted of the following:

	Drill Holes			Metres Drillled
Date	Duquesne	Central Duparquet	TOTAL	Duquesne	Central Duparquet	TOTAL
2003 – 2006	3	0	3	543	0	543
2007	21	0	21	3,368	0	3,368
2008	38	0	38	20,034	0	20,034
2009	14	0	14	6,619	0	6,619
2010	70	0	70	20,300	0	20,300
2011	0	13	13	0	2,625	2,625
2012	0	20	20	0	4,817	4,817
2013	0	17	17	0	2,706	2,706
Total	146	50	196	50,864	10,148	61,012

Going concern

The condensed interim consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves or to proceeds from disposition of the mineral properties.

At March 31, 2015, the Company had cash and cash equivalents of $13.4 million (March 31, 2014: $1.8 million) and working capital of $13.6 million (March 31, 2014: $2.5 million). The Company does not earn revenue from its operations; it has incurred a loss of $25.6 million before income taxes during the nine months ended March 31, 2015, and has a deficit of $50.8 million at March 31, 2015. Clifton’s ability to continue as a going concern depends on its ability to acquire or develop profitable operations and/or to continue to raise adequate financing. Clifton’s management continues to seek new business opportunities through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. Management believes that the cash on hand at March 31, 2015, is sufficient to meet corporate and administrative expenses for the coming twelve months.

International Financial Reporting Standards (“IFRS’’)

The condensed interim consolidated financial statements of the company for the three and nine month periods ended March 31, 2015, were prepared in accordance with the accounting policies adopted by the Company.

The notes to the audited consolidated financial statements for the year ended June 30, 2014, provide more detail on the Company’s accounting policy.

The post-implementation of IFRS will involve continuous monitoring of changes in IFRS in future periods. The Company has processes in place to ensure that the potential changes are monitored and evaluated. The impact of any new IFRS and IFRIC Interpretations will be evaluated as they are drafted and published.

Significant accounting policies

A detailed summary of all of the Company’s significant accounting policies is included in Note 3 of the unaudited condensed interim consolidated financial statements for the three and nine month periods ended March 31, 2015.

Critical accounting estimates

Exploration and evaluation assets

The Company records its interest (via option agreements) in its mining properties at cost. Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs, and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

Impairment of non-current assets

Non-current assets are evaluated at each reporting date by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of loss and comprehensive loss to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its projects.

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

Results of operations

The following unaudited condensed interim consolidated statements of profit and loss and comprehensive profit and loss was reported by the Company for the three and nine month periods ended March 31, 2015, in Canadian dollars.

	Three months ended March 31, 2015	Three months ended March 31, 2014	Nine months ended March 31, 2015	Nine months ended March 31, 2014
Revenue	$-	$-	$-	$-
Expenses
Wages and benefits	126,437	168,140	425,205	517,385
Share-based payments	1,822	36,471	18,007	198,890
Director’s fees	21,375	33,000	106,375	119,500
Consulting	1,455	1,100	61,155	96,258
Professional fees	39,216	51,836	221,361	270,543
Investor relations	46,745	22,551	249,468	159,428
Filing and transfer agent fees	39,200	29,061	48,974	29,532
Travel and telephone	11,581	16,938	31,754	37,673
Office and miscellaneous	18,391	27,759	45,444	67,098
Insurance	10,153	10,290	31,021	31,373
Amortization	2,293	1,817	5,475	5,709
Total expenses	318,668	398,963	1,244,239	1,533,389

Loss from operations	(318,668)	(398,963)	(1,244,239)	(1,533,389)

Other item
Write-down of exploration and evaluation assets	-	-	(33,025,338)	-
Gain on litigation settlement	8,327,240	-	8,327,240	-
Interest income	8,339	7,493	15,141	39,307
Profit (Loss) before tax	8,016,911	(391,470)	(25,927,196)	(1,494,082)
Deferred income tax recovery	3,289	82,655	326,116	336,432
Net profit (loss) and comprehensive profit (loss)	$8,020,200	$(308,815)	$(25,601,080)	$(1,157,650)

Weighted average number of common shares outstanding	41,846,247	38,664,390	39,709,526	38,577,711

Basic and diluted profit (loss) per common share	$0.19	$(0.01)	$(0.64)	$(0.03)

As the Company is in the exploration phase, and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred, and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

The Company is not anticipating profit from operations in the near future. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the nine months ended March 31, 2015

The net loss for the nine months ended March 31, 2015, was $25,601,080 or $(0.64) per share compared to the net loss for the nine months ended March 31, 2014, of $1,157,650 or $(0.03) per share, representing an increase of $24,443,430 on a period-over-period comparison.

Operating expenses for the nine months ended March 31, 2015, were $1,244,239 compared to $1,533,389 for the same period in 2014, a decrease of $289,150. The period over period decrease was primarily due to a significant decrease in share-based payments from $198,890 in 2014 to $18,007 this year, a decrease of $180,883. This is mainly explained by the significant decrease in 2013 and 2014 of the stock price and the strike price used for the determination of the compensation expense using the graded-vesting accounting method and the absence of share option granted during the year 2014 and the three month period ended March 31, 2015.

In addition to the significant decrease in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Wages & benefits of $425,205 (2014 - $517,385) decreased by $92,180, compared to the same period in 2014, primarily as a result of the absence of payment of bonus compared to the partial payment of 25% of the bonus in cash paid in the same period in 2013 to the management team, the voluntary reduction of wages from management, and the reduction of administration staffing.

•

Director’s fees of $106,375 (2014 - $119,500) decreased by $13,125, primarily explained by the reduction of one board director and the voluntary reduction of fees by the directors.

•

Consulting of $61,155 (2014 - $96,258) decreased by $35,103 compared to the same period in 2014 primarily explained by the termination of Mr. Harry Miller’s contract, which was partially offset by the hiring of a mining financing consultant to produce an exhaustive report on the potential for a successful financing and a mandate given to Deloitte s.e.n.c.r.l. in 2013 to identify potential mining tax credits recoverable from previous years.

•

Professional fees of $221,361 (2014 - $270,543) decreased by $49,182. The decrease is mainly explained by the end of legal costs related to the statement of claim against the Company and two former directors recorded on September 19, 2007. This claim was settled out of Court without any admission of wrongdoing. The decrease is also explained by a credit on the fees received from the legal counsel responsible for the preparation of a legal claim against Osisko. The decreases were partially offset by the proceedings instituted between some of the optionors (see Contingency) and the proceedings filed by the Company related to the granting of a safeguard order that was subsequently denied by the court.

•

Travel and telephone of $31,754 (2014 - $37,673) decreased by $5,919. The decrease is mainly explained by the reduction of the travelling expenses incurred, compared to the same period in 2014.

•

Office and miscellaneous of $45,444 (2014 - $67,098) decreased by $21,654 compared to the same period in 2014, mainly due to the reduction of the expenses following the termination of the Company’s direct involvement on the Duparquet project.

The overall decrease in operating expenses was partially offset by the following increases in operating expenditures:

•

Investor relations of $249,468 (2014 - $159,428) increased by $90,040, mainly explained by the additional effort required to increase the participation of the shareholders at the annual meeting held in December 17, 2014, following the late request of a dissident group of shareholders to propose a new slate of directors, and the preparation of the extraordinary shareholder’s meeting, for the same purpose, scheduled on June 16, 2015.

•

Filing and transfer agent fees of $48,974 (2014 – $29,532) increased by $19,442, mainly due to the costs incurred for the issuance of the shares of the Company on March 2, 2015, and the reclassification of some expenses from ‘Investor relations’.

Other operating costs for the nine months ended March 31, 2015, totaled $36,496 (2014 - $37,082), which represent 3% (2014 – 2%) of total operating expenses, and include amortization and insurance.

The Company recorded a write-down of exploration and evaluation assets of $33,281,712 (2014 - $NIL) on the Beattie, Donchester, Dumico Central Duparquet, Hunter and Cat Lake properties following the termination of the direct involvement of the Company in the development of these properties. In addition, a partial write-down reversal of $256,374 (2014 - $NIL) was recorded on the exploration and evaluation assets on the Duquesne property following the recovery of some mining tax credits for the year ended June 30, 2009.

The Company recorded a gain on litigation settlement of $8,327,240 (2014 -$NIL). The litigation settlement was related with the legal proceedings against Osisko filed in June 3, 2014. The settlement amount includes the settlement itself for $5.3 million and the excess of the price paid for the shares of the Company of $3.0 million that were issued at the time of the settlement, as per accounting standard.

The Company recorded interest income of $15,141 for the nine months ended March 31, 2015, compared to $39,307 in the same comparative period last year, a decrease of $24,166. The reduction is a direct result of decreased cash balances and short-term investments during the nine months ended March 31, 2015, compared to the same period in 2014.

The Company recorded deferred income tax recovery in the amount of $326,116 (2014 – $336,432), a decrease of $10,316, mainly due to the write-down of all future tax benefits and charges recorded in the past in relation with the Beattie, Donchester, Dumico, Central Duparquet, Hunter and Cat Lake properties.

For the three months ended March 31, 2015

The net profit for the three months ended March 31, 2015, was $8,020,200 or $0.19 per share compared to the net loss for the three months ended March 31, 2014, of $308,815 or $(0.01) per share, representing an increase of $8,329,015 on a period-over-period comparison.

Operating expenses for the three months ended March 31, 2015, were $318,668 compared to $398,963 for the same period in 2014, a decrease of $80,295. The period over period decrease was primarily due to a significant decrease in share-based payments from $36,471 in 2014 to $1,822 this year, a decrease of $34,649. This is mainly explained by the significant decrease in 2013 and 2014 of the stock price and the strike price used for the determination of the compensation expense using the graded-vesting accounting method and the absence of share option granted during the year 2014 and the three month period ended March 31, 2015.

In addition to the significant decrease in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Wages & benefits of $126,437 (2014 - $168,140) decreased by $41,703, compared to the same period in 2014, primarily as a result of the absence of payment of bonus compared to the partial payment of 25% of the bonus in cash paid in the same period in 2013 to the management team, the voluntary reduction of wages from management and the reduction of administration staffing.

•

Director’s fees of $21,375 (2014 - $33,000) decreased by $11,625, primarily explained by the reduction of one board director and the voluntary reduction of fees by the directors.

•

Professional fees of $39,216 (2014 - $51,836) decreased by $12,620. The decrease is mainly explained by the reduction of legal costs related to the claim against Osisko in 2015 compared to the same period in 2014.

•

Travel and telephone of $11,581 (2014 - $16,938) decreased by $5,357. The decrease is mainly explained by the reduction of the travelling expenses incurred, compared to the same period in 2014.

•

Office and miscellaneous of $18,391 (2014 - $27,759) decreased by $9,368 compared to the same period in 2014, mainly due to the reduction of the expenses following the termination of the Company’s direct involvement on the Duparquet project.

The overall decrease in operating expenses was partially offset by the following increases in operating expenditures:

•

Consulting of $1,455 (2014 - $1,100) increased by $355 compared to the same period in 2014.

•

 Investor relations of $46,745 (2014 - $22,551) increased by $24,194, mainly explained by the additional effort required for the preparation of the extraordinary shareholders meeting that will be held in June 16, 2015, following the request of a dissident group of shareholders to propose a new slate of directors.

•

Filing and transfer agent fees of $39,200 (2014 - $29,061) increased by $10,139 mainly due to the costs incurred for the issuance of the shares of the Company on March 2, 2015.

Other operating costs for the three months ended March 31, 2015, totaled $12,446 (2014 - $12,107), which represent 4% (2014 – 3%) of total operating expenses, and include amortization and insurance.

The Company recorded a gain on litigation settlement of $8,327,240 (2014 -$NIL). The litigation settlement is related to the legal proceedings against Osisko filed in June 3, 2014. The settlement amount includes the settlement itself for $5,3 million and the excess of the price paid for the shares of the Company of $3.0 million that were issued at the time of the settlement, as per accounting standard.

The Company recorded interest income of $8,339 for the three months ended March 31, 2015, compared to $7,493 in the same comparative period last year, an increase of $846. The increase is a direct result of increased cash balances during the three months ended March 31, 2015, compared to the same period in 2014.

The Company recorded deferred income tax recovery in the amount of $3,289 (2014 – $82,655), a decrease of $79,366, mainly due to the higher recognition of tax benefits in the same period in 2014.

Summary of quarterly results

The following table summarizes selected financial data reported by the Company for the three month period ended March 31, 2015, and the previous seven quarters, in Canadian dollars. The financial data is presented under International Financial Reporting Standard (IFRS).

	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013

Total assets	$16,361,376	$ 5,985,171	$ 4,389,534	$ 39,883,065	$ 47,829,927	$ 48,616,411	$ 48,647,517	$ 50,074,697
Exploration and Evaluation Assets:
Opening balance	$ 1,543,927	$ 2,529,795	$ 36,718,578	$ 44,161,003	$ 43,862,939	$ 42,629,212	$ 42,253,866	$ 40,289,565
Acquisition costs	$ -	$ 2,190	$ 2,606	$ 2,189	$ -	$ 60,000	$ -	$ 125,000
Exploration costs	$ 47,331	$ 112,478	$ 138,712	$ 244,115	$ 357,018	$ 1,275,579	$ 497,885	$ 2,008,621
Recovery costs	$ (12,744)	$ (2,153,593)	$ 748,294	$ (58,272)	$ (58,954)	$ (101,852)	$ (122,539)	$ (169,320)
Reclassify to investment	$ -	$ (1,000,000)	-	-	-	-	-	-
Write-down reversal (write-down)	$ -	$ 2,053,057	$(35,078,395)	$ (7,630,457)	$ -	$ -	$ -	$ -
Total	$ 1,578,514	$ 1,543,927	$ 2,529,795	$ 36,718,578	$ 44,161,003	$ 43,862,939	$ 42,629,212	$ 42,253,866
Shareholders’ equity	$16,277,564	$ 5,582,782	$ 4,130,974	$ 39,187,877	$ 44,258,513	$ 44,528,474	$ 44,769,227	$ 45,145,534
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net profit (Loss) and Comprehensive Profit (Loss)	$ 8,020,200	$ 1,446,944	$(35,068,224)	$ (5,087,461)	$ (308,815)	$ (361,217)	$ (487,618)	$(1,856,998)
Basic and Diluted Profit (Loss) per Share	$ 0.19	$ 0.04	$ (0.91)	$ (0.13)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.05)

The Company’s net loss of $1,856,998 for the three months ended June 30, 2013, has increased compared to the three months ended March 31, 2013 (by $1,477,261), primarily explained by the increase of deferred income tax expense from negative $679,000 in the previous quarter to $821,008 this quarter, an increase of $1,500,008. In addition, a settlement of litigation involving the Company and two former directors was made in the amount of $350,000.

The Company’s net loss of $487,618 for the three months ended September 30, 2013, has decreased compared to the three months ended in June 30, 2013 (by $1,369,380), primarily explained by a non- recurrent significant deferred income tax expense in June 2013 and the settlement of the statement of claim and the related professional fees recorded in the same period.

The Company’s net loss of $361,217 for the three months ended December 31, 2013, has decreased compared to the three months ended in September 30, 2013 (by $126,401), primarily explained by the reduction of the consulting and the professional fees and the increase of the deferred income tax recovery recorded in the same period.

The Company’s net loss of $308,815 for the three months ended March 31, 2014, has decreased compared to the three months ended in December 31, 2013 (by $52,402), primarily explained by a general reduction of the operating expenses and the reduction the deferred income tax recovery recorded compared to the previous quarter.

The Company’s net loss of $5,087,461 for the three months ended June 30, 2014, has increased compared to the three months ended in March 31, 2014 (by $4,778,646), primarily explained by the write-down of some exploration and evaluation assets of $7,630,457 on the Duquesne project, which was partially offset by the reduction of the associated deferred income tax recovery of $2,834,000.

The Company’s net loss of $35,068,224 for the three months ended September 30, 2014, has increased compared to the three months ended in June 30, 2014 (by $29,980,763), primarily explained by the additional write-down of some exploration and evaluation assets of $27,447,938 compared to the previous quarter and the write-down of all future tax benefits and charges recorded and related to the Beattie, Donchester, Dumico, Central Duparquet, Hunter, and Cat Lake properties.

The Company’s net profit of $1,446,944 for the three months ended December 31, 2014, has increased compared to the three months ended in September 30, 2014 (by $36,515,168), primarily explained by the absence of major write-down of some exploration and evaluation assets compared to last quarter ($35,078,395) and the recovery of the Mining Tax Credits of $2,445,115 for the year ended June 30, 2009.

The Company’s net profit of $8,020,200 for the three months ended March 31, 2015, has increased compared to the three months ended in December 31, 2014 (by $6,573,256), primarily explained by the litigation settlement in favor of the Company of $8,327,240 in the three months ended March 31, 2015 which was partially offset by the absence of write-down reversals of $2,053,057 compared to the three months ended in December 31, 2014.

Liquidity and capital resources

At March 31, 2015, the Company had $13,436,253 in cash. The Company also has net refundable tax credits and mining duties totalling $56,024. The Company does not have any cash inflow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the main source of funds in the past few years.

Short term investments, when applicable, are invested in highly liquid, low risk, interest bearing instruments, with maturities extending anywhere from three to thirteen months. The surplus funds are invested only with approved commercial banks.

At March 31, 2015, the Company had working capital of $13,626,938. It is the opinion of management that the working capital will be sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures, and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the nine months ended March 31, 2015, the Company’s significant expenditures included administrative costs of $1,220,757 (excluding non-cash expenses such as amortization and share-based payments) and exploration and evaluation expenditures of $298,521.

Liquidity outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that with its current cash balance of $13,436,253 and net refundable tax credits and mining duties totalling $56,024, the Company will be dependent on external financings to fund any major exploration programs in the future. As results of exploration programs are determined, and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position, and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover or acquire economically viable mineral deposits. The mineral exploration and development process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and risk management

The Company has sufficient funds to continue the planned activities in 2015.

Exploration stage company

The Company is engaged in the business of acquisition and exploration of mineral properties. All of the properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined. As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund option payments, the development of its mineral properties, or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market price of metals and/or minerals, which in the past fluctuated widely, and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with, or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its anticipated operations;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Related party transactions

The Company had the following transactions with related parties for the nine months ended March 31.

	2015	2014
Directors fees	$106,375	$119,500
Consulting fees	-	67,036
Professional fees – legal	264,667	85,824
	$371,042	$272,360

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $135,000, $140,000 or $300,000, respectively, to three officers. If such agreements are terminated following a change in control the Company will have to pay $135,000, $140,000 or $628,000, respectively, to three officers.

Proposed transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional disclosure for venture issuers without significant revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Consolidated Statement of Financial Position, the Consolidated Statements of Loss and Comprehensive Loss and Consolidated Statements of Changes in Equity contained in its Unaudited Condensed Interim Consolidated Financial Statements for the three and nine month periods ended March 31, 2015, and 2014 available on SEDAR – site page accessed through www.sedar.com.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangements as at March 31, 2015, or as at the date hereof.

Outstanding share data

Clifton Star Resources Inc.’s authorized capital consists of unlimited common shares without par value. As at May 25, 2015, the following common shares and stock options were outstanding:

	# of shares	Exercise price	Expiry date
Issued and outstanding common shares at May 25, 2015	48,209,962
Stock options	200,000 435,000 1,060,000 330,000 525,000 400,000	$2.50 $2.03 $1.40 $1.14 $0.85 $0.18	June 20, 2016 March 9, 2017 April 25, 2017 September 14, 2017 April 15, 2018 December 3, 2018
Fully diluted at May 25, 2015	51,159,962

Future accounting change

The following new standard has not been applied in these consolidated financial statements and may have an impact on the Company’s future financial statements:

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

Financial instruments

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through flow-through shares (or other financing alternatives) and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has no investment in short–term investments as at March 31, 2015. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Contingency

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded. As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited. The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this action against the Company.

Recent developments and outlook

The Company expects to obtain financing in the future, primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate governance

The Board of Directors of Clifton Star Resources Inc. is comprised of four directors, three of whom are considered to be independent.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Suite 217 – 1040, Belvédère Avenue

Québec, QC, Canada

G1S 3G3

Tel : (418) 914-9922

www.cfo-star.com

email : jblackburn@cfo-star.com

Attention : Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”	/s/ “Louis Dufour”
Michel Bouchard, P Geo, MBA	Louis Dufour, CPA, CA
President and Chief Executive Officer	Chief Financial Officer